

SembCorp Industries

RECEIVED

2006 NOV -6 P 3:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 825109

18 October 2006





06018147

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
NOV 0 3 2006
THOMSON
FINANCIAL

Kwong Sook May
Company Secretary

Enc

C:jesstan/MasnetAnn/SECltr

SembCorp Industries Ltd 30 Hill Street #05-04 Singapore 179360
Tel: (65) 6723 3113 Fax: (65) 6822 3254 Website: http://www.sembcorp.com.sg


SembCorp
Industries

PRESS RELEASE

SEMBCORP COMPLETES DIVESTMENT OF ENGINEERING & CONSTRUCTION BUSINESS

Singapore, October 17, 2006 - SembCorp Industries Ltd ("SembCorp") refers to its announcement of June 2, 2006, on its sale of an 88% stake in SembCorp Engineers and Constructors Pte Ltd ("SembE&C") to Punj Lloyd Pte Ltd ("Punj Lloyd"). Further to this earlier sale, SembCorp has today divested its remaining 12% stake in the former SembE&C, now known as Sembawang Engineers and Constructors Pte Ltd ("SEC"), to Punj Lloyd.

This transaction followed the exercise of a call option granted to Punj Lloyd by SembCorp on June 2, 2006. The consideration amount for the option shares of S$4.9 million, represents a pro-rated 12% of the total agreed consideration for 100% of the SembE&C shares per the terms of the Sale & Purchase Agreement ("SPA") executed on 2 June 2006, plus some accruals. SembCorp has also paid Punj Lloyd a sum of S$1.8 million, reflecting the differential in the net tangible asset value of SembE&C between 31 May 2006 and 30 April 2006, as provided for in the SPA.

As part of the transaction, SEC has also repaid a term loan of S$15 million plus accrued interest, extended by SembCorp to SembE&C.

With the completion of this divestment, SembCorp ceases to have any interest in SEC. This transaction is not expected to have any material impact on SembCorp's earnings per share and net tangible assets for the year ending 31 December, 2006.

By Order of the Board

Kwong Sook May (Ms)

Company Secretary

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